Via EDGAR

September 25, 2025

Conlon Danberg and Jane Park
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Relativity Holdings Inc.

Registration Statement on Form F-4

Filed on September 9, 2025

File No. 333-290120

Dear Mr. Danberg and Ms. Park:

On behalf of our client, Relativity Holdings Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 17, 2025 (the “Staff’s Letter”) regarding the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2025 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s Letter and is concurrently filing Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) via Edgar.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-4 filed September 9, 2025

Cover Page

1.	We note you removed the line from the table of relative ownership levels showing 1,050,000 shares being paid to Chardan. Please clarify if you are no longer intending to pay Chardan with equity at closing and, if not, how you intend to pay their advisory fees. In this regard, we note your disclosure on page 129 that you estimate these advisory fees will be approximately $5.25 million which significantly exceeds the amount of your pro forma cash on hand under each redemption scenario.

Response: The parties continue to negotiate their fee with Chardan and expect to provide a final compensation structure in the next amendment to the Registration Statement.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Summary of the Proxy, page 1

2.	Please disclose here and in the MD&A section that a listing charge expense exceeding $50 million is expected to be recognized in the period that the Transaction is consummated. In this regard, we note the disclosure on page 128.

Response: The disclosure on pages 22 and 188 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 18

3.	We note your revised disclosure in response to prior comment 2 and reissue the comment in part. Please include corresponding disclosure in the Summary section of the prospectus where you discuss potential conflicts of interest under the caption "Interests of Certain Persons in the Business Combination.”

Response: The disclosure on pages 18-20 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Timeline of the Merger, page 95

4.	We note your revised disclosure regarding a proposal and counterproposal to change the merger consideration in July 2025. Please clarify your disclosure to explain if the parties have agreed to revise the merger consideration and, if so, how this was documented and whether Relativity's board reapproved the transaction based on the higher valuation. Additionally, please explain if Relativity received any benefit in exchange for agreeing to revise the merger consideration in light of the fact that they had already entered into a definitive Business Combination Agreement in February 2025.

Response: The disclosure on pages 100 and 101 of Amendment No. 1 has been revised to reflect the reason for the changes in the transaction terms, which was a prior oral commitment made to Instinct Brothers.

Timeline of the Merger, page 99

5.	We note your response to prior comment 5, but we are not persuaded by your response. Please provide a more detailed analysis regarding the applicability of Item 1607(a) of Regulation S-K, including why the diligence findings should be treated as the equivalent of an opinion of counsel.

Response: The due diligence report has been attached as Annex D to Amendment No. 1.

December 31, 2024 Pro Forma Balance Sheet, page 121

6.	Please delete the December 31, 2024 pro forma Balance Sheet consistent with the guidance in Article 11-02(c)(1) of Regulation S-X.

Response: The December 31, 2024 pro-forma balance sheet has been deleted in accordance with the Staff’s comment.

Pro Forma Note 3, page 127

7.	We have read your response to prior comment 8. We understand that the IFRS 2 charge for listing services should be calculated by taking the fair value of the shares to be issued and then subtracting the amount of adjusted net assets acquired. However in your case, the adjusted net assets are negative which means that the amount should be added as an additional listing cost since you are assuming net liabilities instead of receiving net assets. For example, it appears that the IFRS 2 charge assuming no redemptions should be the sum of $63,162,380 and $7,824,036 which equals $70,986,416. Please revise your calculations under all three scenarios and only include this adjustment in your annual pro forma statement of operation.

Response: The disclosure on pages 126-128 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Dilution to Relativity's Stockholders, page 131

8.	We note your revised disclosure in response to prior comment 9. The list of "Numerator adjustments" should exclude the impact of the de-SPAC transaction itself. However, you appear to be making an adjustment to include Instinct Brother's net tangible book value. You should not be presenting as adjusted pro forma net tangible book value as this presentation includes the impact of the de-SPAC transaction itself. Please also explain why you are not adjusting Relativity's historical net tangible book value for expected transaction expenses to be incurred as part of the de-SPAC transaction. As a related matter, also explain why the $5.25 million expense referenced on page 129 is not recognized as an adjustment in the pro forma financial statements pursuant to Article 11-02(a)(6)(i) of Regulation S-X.

Response: The disclosure on page 130 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

9.	We reissue prior comment 10. Please revise your disclosure to describe, outside of the table, each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Please refer to Item 1604(c) of Regulation S-K.

Response: The disclosure on page 131 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Other Income, page 191

10.	We have read your response to prior comment 15. Please expand your disclosure to fully describe and quantify the factors which caused the substantial decline in Other Income during the periods ended November 30, 2024 and May 31, 2025. We note the material impact on your net operating results.

Response: The disclosure on page 192 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Index to Financial Statements, page F-1

11.	To avoid confusion, please change the financial statement description on this page from "BIOT" to "Instinct Brothers Group"

Response: The disclosure on page F-1 has been revised in accordance with the Staff’s comment.

12.	We have read your response to prior comment 19. Please note that the May 31, 2025 Instinct Brothers Group financial statements must also include comparative six months ended May 31, 2024 financial statements. See Item 8.A.5 of Form 20-F. Further, any material variances between the May 31, 2025 and May 31, 2024 six month periods should be fully explained in the MD&A section.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include the comparative financial statements for the six months ended May 31, 2024, and has expanded the MD&A section to provide a discussion of the material variances between the six-month periods ended May 31, 2025 and May 31, 2024.

Note 18, page F-82

13.	We have read your response to prior comment 16. Given that your tax provision has been materially impacted by deferred taxes, please expand your disclosure in Note 18 to include all of the relevant disclosures prescribed by paragraphs 80-82 of IAS 12. Your disclosure itemizing the material deferred tax assets and liabilities should agree to the corresponding balances reported on page F-61. Further, the deferred tax liability account should be clearly labeled on your balance sheet.

Response: Instinct Brothers has advised that taxation has been disclosed in accordance with IAS 12. The deferred tax assets have been reversed out during the year, and, therefore, the balance is NIL as at year end. Accordingly, no deferred tax asset appears on the balance sheet.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner